Nov 27, 2017	SEI/ANATEL - 2161260 - Official Letter	Exhibit 1

SAUS, Quadra 6, Bloco H, 10º Andar, Ala Sul - Bairro Asa Sul, Brasília/DF, CEP 70070-940

Tel.: (61) 2312-2003 - http://www.anatel.gov.br

Reference: If you answer this Official Letter, please mention expressly Case no. 53500.079393/2017-66

Important: SEI External Access (www.anatel.gov.br/seiusuarioexterno) allows Online Petitioning to open New and Interlocutory Proceedings, the latter of which may be used to answer this Official Letter. SEI Public Search Website: www.anatel.gov.br/seipesquisa

Official Letter no. 35/2017/SEI/PR-ANATEL

To:

MR. EURICO DE JESUS TELES NETO

Chairman of Oi Group

Rua Humberto de Campos, 425, 8º andar - Leblon

22430-190 - Rio de Janeiro/RJ

Subject: Notification of Judgment - Case no. 53500.079393/2017-66

Dear Chairman:

1. I refer to the Case mentioned above, and hereby notify you of the full content of Judgment no. 601/2017, of November 27, 2017, enclosed hereto.

Annexes: I - Judgment no. 601/2017, of November 27, 2017 (2161099)

Yours Sincerely,

Document signed electronically by Juarez Martinho Quadros do Nascimento, Chairman of the Board of Directors, on November 27, 2017, at 5:39 pm, Brasília Time, in accordance with article 23, item II, of Anatel Ordinance 912/2017.

The authenticity of this document can be checked at http://www.anatel.gov.br/autenticidade, entering the verification code 2161260 and the code CRC 1596796B.

Reference: If you answer this Official Letter, please mention Case no. 53500.079393/2017-66	SEI no. 2161260

Nov 27, 2017	SEI/ANATEL - 2161099 - Judgment

NATIONAL TELECOMMUNICATIONS AGENCY

Judgment no. 601, OF NOVEMBER 27, 2017

Case no. 53500.079393/2017-66

Appellant/Interested Party: OI GROUP (TELEMAR NORTE LESTE S/A E OI S/A)

Rapporteur Councilmember: Leonardo Euler de Morais

Deliberative Forum: Deliberative Circuit no. 215, of November 27, 2017

JUDGMENT

After analyzing, reporting on and discussing this case, the members of Anatel Directors’ Council decide unanimously, according to the Analysis no. 162/2017/SEI/LM (SEI no. 2156868) that is part of this judgment:

a) to order OI S.A. on provisional basis:

a.i) not to execute the contract that supports the Judicial Reorganization Plan under the terms of the draft submitted to the Agency;

a.ii) to refrain from entering into any contract that supports the Judicial Reorganization Plan, or execute similar documents containing clauses identical or analogous to those expressly mentioned in this opinion, given that they could harm the interests of the company and the community;

a.iii) to keep sending notice to the Competition Superintendence about the meetings of the Board of Directors and of the Board of Executive Officers, on the same date the Board of Directors convenes;

a.iv) if the Superintendence of Competition deems it worthwhile and convenient to send a representative to attend the meetings referred to in item “a.iii”, that the representative is given access to all relevant documents, such as accounting, legal, economic, financial, and operational information of the Company, so that the representative can immediately inform the Directors’ Council of Anatel of any acts or facts relevant to the maintenance of the concession and compliance with fiduciary duties by the company’s managers; and

a.v) that failure to comply with the above will lead to the application of sanctions to Oi S.A. and, if applicable, also to the members of the Board of Directors or Executive Officers who sign any contract that supports the Judicial Reorganization Plan, or any similar document, pursuant to Law No. 9,472 of July 16, 1997, the General Telecommunications Law, and the Regulations for the Application of Administrative Sanctions, approved by Resolution 589 of May 7, 2012.;

b) consider fulfilled the orders addressed to OI S.A. through Judgments no. 510/2017, of November 6, 2017, and no. 529/2017, of November 8, 2017, both from this Directors’ Council, and cease the effects thereof;

c) send notice of this decisions:

c.i) to the 7th Corporate Court of the Judicial District of the Capital of Rio de Janeiro State, through a petition in the records of the Case no. 0203711 - 65.2016.8.19.0001;

Nov 27, 2017	SEI/ANATEL - 2161099 - Judgment

c.ii) to the Attorney General for the Federal Government, coordinator of the presidential work group designated to monitor and propose solutions for the judicial reorganization of OI S.A.; e,

c.iii) to the Ministry of Science, Technology, Innovations and Communications; and,

d) order the personal notification of this decision to OI S.A., without prejudice of the publication of its extract in the Federal Official Gazette.

Chairman Juarez Quadros do Nascimento and the Directors Otavio Luiz Rodrigues Junior, Anibal Diniz, Leonardo Euler de Morais and Emmanoel Campelo de Souza Pereira participated in the decision.

Document signed electronically by Juarez Martinho Quadros do Nascimento, Chairman of the Board of Directors, on November 27, 2017, at 5:26 pm, Brasília Time, in accordance with article 23, item II, of Anatel Ordinance 912/2017, da Anatel.

The authenticity of this document can be checked at http://www.anatel.gov.br/autenticidade entering the verification code 2161099 and the code CRC E93D0AFA.

Reference: Case no. 53500.079393/2017-66	SEI no. 2161099

Nov 21, 2017	SEI/ANATEL - 2156868 - Analysis

ANALYSIS No. 162/2017/SEI/LM

Case no. 53500.079393/2017-66

Interested party: Oi Group (Telemar Norte Leste S/A and Oi S/A)

DIRECTOR

Leonardo Euler de Morais

1. MATTER

1.1. Provisional Remedy - execution of Plan Support Agreement — “PSA” by Oi Group.

2. HEADNOTE

PROVISIONAL REMEDY. TELECOMMUNICATION SERVICES EXPLOITED UNDER THE PUBLIC REGIME. ECONOMIC AND FINANCIAL MONITORING OF CONCESSIONAIRES OI S.A. AND TELEMAR NORTE LESTE S.A. JUDICIAL REORGANIZATION PROCEEDINGS. PLAN SUPPORT AGREEMENT - PSA. EXISTENCE OF HARMFUL CLAUSES TO THE LONG-TERM OPERATIONAL FEASIBILITY AND ECONOMIC AND FINANCIAL SUSTAINABILITY OF THE CONCESSIONAIRES. FUMUS BONI IURIS AND PERICULUM IN MORA. CHARACTERIZED. GRANTING OF PROVISIONAL REMEDY, EX PARTE (INAUDITA ALTERA PARTE). ORDER TO REFRAIN FROM ENTERING INTO THE CONTRACT THAT SUPPORTS THE JUDICIAL REORGANIZATION PLAN UNDER THE DRAFT SUBMITTED TO THIS AGENCY. PROHIBITION TO ENTER INTO ANY CONTRACT THAT SUPPORTS THE JUDICIAL REORGANIZATION PLAN OR TO EXECUTE SIMILAR DOCUMENTS CONTAINING CLAUSES IDENTICAL OR ANALOGOUS. FAILURE TO COMPLY WITH THE ORDERS SHALL LEAD TO THE APPLICATION OF THE RELEVANT SANCTIONS. ADDITIONAL MEASURES.

2.1. The General Telecommunications Law, No art. 175, sole paragraph, grants the Agency the prerogative of taking indispensable provisional remedies to avoid a serious and irreparable or hardly reparable damage, without prior manifestation of the interested party.

2.2. The 7th Corporate Court of the Judicial District of the Capital of Rio de Janeiro State, on July 22, 2016, granted Oi Group’s petition for Judicial Reorganization (Case no. 0203711 - 65.2016.8.19.0001).

2.3. In an Announcement to the Market on November 4, 2017, Oi Group communicated the approval of the draft Plan Support Agreement (PSA), to be offered to Company’s Bondholders.

2.4. The long-term operational feasibility and economic and financial sustainability of the concessionaires are a public concern as risks to Company’s continued services would affect a substantial part of Brazilian population.

2.5. Harmful clauses to the long-term operational feasibility and economic and financial sustainability of the concessionaires have been identified.

2.6. Characterization of the fumus boni iuris and periculum in mora in this case.

2.7. Provisional remedy to prohibit the entering into the contract that supports the Judicial Reorganization Plan pursuant to the draft submitted to the scrutiny of this Agency; and (ii) prohibition to enter into any contract that supports the Judicial Reorganization Plan or the execution of similar documents containing identical or analogous clauses.

2.8. The failure to comply with the orders shall lead to the application of the sanctions applicable to OI S.A. and, if applicable, also to the members of the Board of Directors and Executive Officers who sign any contract supporting the Judicial Reorganization Plan or similar documents, pursuant to law and regulations.

Nov 21, 2017	SEI/ANATEL - 2156868 - Analysis

2.9. Additional orders. Refrain from executing the contract supporting the Judicial Reorganization Plan pursuant to the draft submitted to the scrutiny of this Agency.

3. REFERENCES

3.1. Law no. 11.101, of February 9, 2005;

3.2. Law no. 6.404, of December 15, 1976;

3.3. Law no. 9.472, of July 16, 1997

3.4. Judgment no. 215/2015-CD of June 11, 2015;

3.5. Bulletin no. 681/2014-CPAE/SCP, of October 27, 2014;

3.6. Bulletin no. 50/2016/SEI/CPAE/SCP;

3.7. Analysis no. 133/2016/SEI/IF;

3.8. Decision no. 1/2017/SEI/LM;

3.9. Matter to be Entertained by Directors’ Council no. 1.029/2017-SUE (SEI no. 2067156);

3.10. Bulletin no. 66/2017/SEl/SUE (SEI no. 2067154);

3.11. Analysis no. 144/2017/SEI/LM;

3.12. Judgment no. 510/2015-CD of November 6, 2017;

3.13. Analysis no. 276/2017/SEI/OR of November 8, 2017;

3.14. Judgment no. 529, of November 8, 2017;

3.15. Bulletin no. 80/2017/SEI/CPAE/SCP, of November 21, 2017;

3.16. Matter to be Entertained by Directors’ Council no. 1097/2017, dated November 11,2017;

4. BACKGROUND

THE FACTS

4.1. This case addresses the Contract that supports the Judicial Reorganization Plan (Plan Support Agreement — “PSA”) of Oi Group, as determined in Judgment no. 510/2017, dated November 6, 2017.

4.2. Upon Judgment no. 510, dated November 6, 2017, Anatel Directors’ Council decided, verbatim:

JUDGMENT

The members of the Directors’ Council of the National Telecommunications Agency - Anatel, in the exercise of the duties assigned to them by articles 8, paragraph 1, and 22, item V, of Law no. 9.472, of July 16, 1997, the General Telecommunications Law - LGT, and considering: (i) the Announcement to the Market by Oi S.A. - In Judicial Reorganization, of November 4, 2017, where it officially notified the public of the approval, by majority of votes of Company’s Board of Directors, of a proposal supporting the Judicial Reorganization Plan (Plan Support Agreement - “PSA”), a negotiation instrument with the nature of a pre-contract, whose content is binding to the company in relation to pecuniary obligations; (ii) that the PSA, whose actual terms are not entirely known, has been the subject of discussion in numerous meetings of Company’s Board of Directors and that the Company’s Management has repeatedly stated its disagreement with aspects consisting in actually performing ruinous acts for the company and the concession; (iii) the possibility of introducing operating risks to the Company if a PSA is effectively executed, especially due to the announced existence of pecuniary obligations that, once fulfilled, could affect the company’s operation and the concession, in addition to impacting the consumers, the services provided and, in a relational sense, the Brazilian Telecommunications System as a whole;

Nov 21, 2017	SEI/ANATEL - 2156868 - Analysis

(iv) that allegedly there are elements in the PSA approved that may be potentially considered, a threat of breach to fiduciary rights, which can bring harmful consequences to the Company; (v) that the PSA draft, whose authorizing instrument was disclosed by an Announcement to the Market dated November 4, 2017, was not formally presented to Anatel, which implies that the Agency does not have the necessary and sufficient knowledge of the Impact thereof with respect to the Company’s operational conditions; (vi) the economic and financial monitoring acts for all concessionaires in the telecommunications sector and of Oi Group’s concessionaires, in particular, through the Annual Economic and Financial Analysis Reports (RAEC), and monthly inspection follow-ups; (vii) that the Company, at the meeting held on November 3, 2017, decided to change its executive board, approving the executive directors Hélio Calixto da Costa, who has ties to the shareholder Société Mondiale, and João Vicente Ribeiro, who has ties  to the shareholder Pharol, who have proved themselves favorable to executing the PSA approved, which is inferred from formal acts and public statements; (viii) that, in order to execute a PSA, the signature of two (2) executive officers are sufficient, pursuant to art. 38 of Oi S.A.’s Articles of Incorporation, and, therefore, the signature of the approved PSA becomes imminent; (ix) the legal duties of the Agency, which is the curator of the public interest in the telecommunication industry; (ix) the need to secure the public interest, given the existence of a possible risk to the continuity of Company’s services, which would substantially affect part of the Brazilian population; (x) the need to render a provisional measure capable of securing, however precariously, the Company’s appropriate management; (xi) the modern corporate control and governance techniques, which are characterized by proportional and topical interference in the activities of companies and that today are carried out by the world’s major regulatory agencies; (xii) the award in Decision Order no. 17/2016/SEI/CPOE/SCP, dated November 8, 2016, upheld by Anatel Directors’ Council, through Judgment no. 3, of January 6, 2017, which ordered Oi S.A. - In Judicial Reorganization to notify the Superintendence of Competition, on the same day its Board of Directors is convened, to send, if it so wishes, a representative to attend said Meeting; (xiii) that the condition precedents are present to grant a Provisional Remedy, namely the “fumus boni iuris” and the “periculum in mora”; (xiv) the content of Analysis no. 144/2017/SEI/LM (SEI no. 2067165), of November 5, 2017, which becomes an integral part of this judgment; and, (xv) the content of the records of case no. 53500.079393/2017-66,  unanimously DECIDE, on a provisional basis, to order Oi S.A. - In Judicial Reorganization to: a) additionally to the order in item 4 of Decision no. 17/2016/SEI/CPOE/SCP, dated November 8, 2016, to notify the Superintendence of Competition, on the same date all Meetings of the Board of Directors and Board of Executive Officers of the Company are convened, to send, if it so wishes, a representative to attend said meeting. Anatel’s representative shall be given access to documents, accounting, legal, economic, financial and operational information of the company, so that the representative can immediately inform Anatel’s Directors’ Council of any acts or facts relevant to the maintenance of the concession and compliance with the fiduciary duties by the company’s managers, and may suggest to Anatel’s Directors’ Council to take provisional actions towards the public interest and to prevent ruinous acts to the Company; b) to present formally to Anatel Directors’ Council through the Board of Directors or through the management of Oi S.A. x- In Judicial Reorganization - the PSA draft approved at the meeting of the Board of Directors held on November 3, 2017, showing beyond any doubts that the approval and execution of the instrument pose no risk to the continuity of the diverse services offered by Company, which it should do within no later than twenty-four (24) hours, starting from the notification of this provisional remedy, to be served upon the chairman of Company’s Board of Directors, through the most expeditious means, without prejudice of subsequent communication by letter with return receipt requested; and, c) to refrain from executing the PSA, before the draft is reviewed by Anatel Directors’ Council, whichreview shall secure company’s managerial autonomy and shall be carried out solely regarding the existence or absence of clauses that could harm the company, in particular those whose content implies the advance of pecuniary obligations that, once fulfilled, may affect company’s activities and the concession, and impact consumers, the services provided and, in a relational sense, the Brazilian Telecommunications System as a whole.

This Judgment shall become effective on the date of the notification, through any means, of this provisional remedy, upon the chairman of Company’s Board of Directors, without prejudice of the publication of its extract in the Federal Official Gazette.

This Judgment shall be notified to the 7th Corporate Court of the Judicial District of the Capital of Rio de Janeiro State, through petition in the records of Case no. 0203711 - 65.2016.8.19.0001, to the Attorney General for the Federal Government, coordinator of the presidential work group designated to monitor and propose solutions for the judicial reorganization of Oi. S.A., and to the Ministry of Science, Technology, Innovations and Communications. Chairman Juarez Quadros do Nascimento and the Directors Otavio Luiz Rodrigues Junior, Anibal Diniz and Leonardo Euler de Morais participated in the decision.

Nov 21, 2017	SEI/ANATEL - 2156868 - Analysis

4.3. On November 6, 2017, the notifications of the abovementioned judgment were sent to Oi’s CEO (Official Letter no. 426/2017/SEl/GPR-ANATEL - SEI no. 2067485), and to the Chairman of its Board of Directors (Official Letter no. 425/2017/SEI/GPR-ANATEL - SEI no. 2067428), becoming effective on the same date upon receipt and acknowledgement upon Mr. Roberto Blois, according to notification receipt (SEI no. 2068402).

4.4. In observance of the decided upon terms, the decision was also presented to the Judge of the 7th Corporate Court of the Judicial District of the Capital of Rio de Janeiro State, the Attorney General for the Federal Government and the Minister of Science, Technology, Innovations and Communications, upon Official Letters no. 427, 428 and 429/2017/SEI/GPR-ANATEL, respectively, all dated November 6, 2017 (SEI no. 2067523, 2067582 and 2067612).

4.5. The Management of the operator presented timely the correspondence CT/Oi/GCCA/3856/201, of November 6, 2017 (SEI no. 2071456), in which it informs that it will thereafter notify the Superintendence of Competition of Board of Executive Officers (“Redir”) meetings of Oi S/A and Telemar Norte Leste S/A, and attached the PSA approved by the Board of Directors at the meeting held on November 3, 2017.

4.6. Then, Management ratified the terms of the minutes of the 172nd RCA - held on October 25, 2017, as transcribed below:

“(...) 4.2. with respect to the effects of the PSA, the Board of Executive Officers of Oi S.A. ratifies the terms of the minutes (Doc. 4 and 5) of the 172nd RCA - held on October 25, 2017, at which the risks in connection with the execution of the PSA were addressed in the terms presented by G6, and which includes a recommendation of Oi S.A.’s Management not to proceed with the execution of said document. Once submitted to discussion by the Board of Directors the recommendation by Oi S.A.’s Management was denied, by a majority of votes;’’ (emphasis added)

4.7. Finally, it requests that the content of said letter and the annexes thereof are kept confidential, as they include the company’s sensitive, confidential and strategical information, intended for the privileged and exclusive use by this Agency, strictly in connection with the purpose of this case.

4.8. On the same day, Oi Management sent, through correspondence CT/OI/GCCA/3912/2017 (SEI no. 2072691), the Portuguese versions of the PSA and its Term Sheet.

4.9. On November 7, 2017, through CT/OI/GCCAO/3932/2017, the Chairman of Oi’s Board of Directors alleged there was an “impossibility to comply with the order rendered by this Agency within the respective term, considering the need to coordinate the subject among all members of the Board - some of which are not in the country,” and requested the “granting of an additional term of seven (7) days”, beginning on the filing of the request, to meet item “b” of Judgment no. 510/2017-CD.

4.10. The claim has been sent to the Superintendence of Competition (SCP), through Memorandum no. 1482/2017/SEI/GPR (SEI no. 2082372), for analysis and documentation. With grounds on the Matter to be Reviewed by Directors’ Council no. 1039/2017 (SEI no. 2084685) and on the Analysis no. 276/2017/SEI/OR (SEI no. 2086310), Judgment no. 529 was rendered, dated November 8, 2017 (SEI no. 2088714), as follows:

JUDGMENT

After analyzing, reporting on and discussing this case, the members of Anatel Directors’ Council decide unanimously, pursuant to the Analysis no. 276/2017/SEI/OR (SEI no. 2086310) that is part of this judgment, to deny the claim and authorize, ex parte, extending the term mentioned in item “b” of Anatel’s Judgment no. 510/2017, dated November 6, 2017, to 2:00 pm on November 9, 2017.

Chairman Juarez Quadros do Nascimento and the Directors Anibal Diniz and Otavio Luiz Rodrigues Junior participated in this decision.

Director Leonardo Euler de Morais was absent on vacation.

Nov 21, 2017	SEI/ANATEL - 2156868 - Analysis

4.11. The chairman of Oi’s Board of Directors was notified of the decision through Official Letter no. 29/2017/SEI/PR-ANATEL (SEI no. 2089067), his acknowledgment became effective on November 8, 2017, according to receipt SEI no. 2089779.

4.12. Notice of the decision was given to the Attorney General for the Federal Government, the Secretary of Telecommunications of the Ministry of Science, Technology, Innovations and Communications, the Minister of Science, Technology, Innovations and Communications and the Judge of the 7th Corporate Court of the Judicial District of the Capital of Rio de Janeiro State, through Official Letters no. 435, 436 and 437/2017/SEI/GPR - ANATEL, respectively, all dated November 9, 2017 (SEI no. 2089558, 2089579 and 2089588) and through notice in the records of the Judicial Reorganization (SEI no. 2089779).

4.13. On the expiration of the established time limit, on November 9, 2017, CT/Oi/GCCA/4001/2017 was filed, executed by the Chairman of Oi’s Board of Directors, in which he makes, in brief, the following considerations:

a) he finds it is necessary that Anatel “carry out an analysis on the matters discussed within the scope of the 175th meeting of Oi S.A.’s Board of Directors, held on November 3, 2017... to bring the correct alignment of the aspects involving the PSA intended to be executed;”

b) he justifies the removal of any concerns of this Agency included in Judgment no. 510/2017-CD”, considering:

I- Reduction of company’s debt “... the amount of financial debt, after the approval of the plan, achieves a level of R$ 26.3 Billion, versus R$ 49.4 Billion currently, reinforcing that the reduction is due  to the decrease in the principal amount relating to bondholders”.

II - Increase in forecast capital “... amounting to R$ 6 Billion (minimum amount forecast cash - ’new money’) including: R$ 3.5 Billion from creditor partners, which may reach a R$ 5 Billion cap (subject matter of the PSA) plus R$ 2.5 Billion from capital contributions made by (current and new) shareholders. In addition to the capital injection the anticipated capital increase may result from the conversion of up to R$ 3 Billion in connection with convertible debentures.”

III - Improvement in Net Debt/EBITDA ratio “it should be highlighted that the approval of the Judicial Reorganization based on the plan proposed brings a ratio of 3.19 times the amount of the net debt/EBITDA, which proves more sustainable than the current level.”

IV- With respect to the advance of fees against the capitalization/advance of capital increase, he says that “... although the PSA does not expressly include such a forecast, there is an undertaking of the proponents (mentioned in the Judicial Reorganization Plan) to anticipate the realization of funds and prevent a cash imbalance from the payment of these fees”.

V - He lists the benefits of accepting the PSA, highlighting: i) redefining the investment schedule; (ii) EBITDA growth; (iii) flexibility to accept alternative proposals; (iv) bailout clauses; (v) debt cost call systems.” He concludes that “...it is obvious that the PSA discussed by the Council results in, according to the understanding of most of the Council members, the best solution for advancing the reorganization process of Oi companies”.

4.14. Enclosed to said letter, there are 9 alternative scenarios in the eventual frustration of some assumptions made, “...which show how the Company will be entirely capable of responding to such situations...”.

4.15. Finally, he says that after said statement of Oi S.A “the Board considered the concerns raised removed by the Agency in items (iii) and(iv) of the preamble of Judgment 510/2017-CD, the order in item “b” of Judgment no. 510/2017-CD, dated November 6, 2017”, requesting the documentation to be treated confidentially, being therefore met.

Nov 21, 2017	SEI/ANATEL - 2156868 - Analysis

4.16. On November 13, 2017, through CT/OI/GCCA/4063/2017, the management of Oi sent another version in English of the documents requested in Judgment no. 510/2017-CD.

4.17. On November 14, 2017, through CT/OI/GCCA/4124/2017, the management of Oi presented a sworn translation into Portuguese of the documents requested in Judgment no. 510/2017-CD.

4.18. On November 16, 2017, through CT/Oi/GCCA/4208/2017, the Chairman of Oi’s Board of Directors rectified the description included in the assumptions of “Scenario B3”, due to material error. It requested, thus, the replacement of the document in this respect.

4.19. On November 17, 2017, through CT/Oi/GCCA/4232/2017, Oi management notified this Agency of a decision rendered by the 7th Corporate Court of the Judicial District of Rio de Janeiro/RJ 1 ordering “on provisional basis, and until the subsequent statements by the interested parties - at which occasion the claims made may be reconsidered, and in accordance with article 64, main section, of the Judicial Reorganization Law - LRJ, that the new Executive Officers appointed by the Board of Directors, who are also directors - disclose any conflict of interest - refrain from interfering in any way with matters in connection with this judicial reorganization proceedings, and the negotiation and preparation of the Judicial Reorganization Plan, which matters shall remain under the sole authority of the executive officers previously appointed, without prejudice of the ordinary performance of their other duties in company’s management.”

4.20. Then, SCP, through Bulletin no. 80/2017/SEI/CPAE/SCP (SEI no. 2137634), reviewed the Contract that supports the Judicial Reorganization Plan (Plan Support Agreement — “PSA”) of Oi Group, as ordered in the Judgment no. 510/2017, of November 6, 2017.

4.21. On November 21, 2017, the Matter to be Reviewied by Directors’ Council no. 1097/2017 (SEI n° 2137657) was brought and, upon draft, it was assigned to my Office to write for the purpose of reporting  and submitting to this Collegiate.

4.22. This is a brief report on the facts.

THE ANALYSIS

4.23. In resuming the context of the preparation of the Analysis no. 144/2017/SEI/LM, there were in light of the facts then reported,especially the content brought to the abovementioned Bulletin no. 66/2017/SEI/SUE, the arrangement of elements that could result in harmful events to Oi Group’s economic and financial performance.

4.24. Risks of legal, financial and business nature with impacts to the company’s exposure to litigation and the deterioration of its cash flow could then be seen.

4.25. Then, whereby the Directors’ Council issued provisional orders to Oi S.A. - In Judicial Reorganization, in the substantiation of said analysis, the critical nature of such economic group for the stability of Brazilian telecommunications system  was verified.

4.26. Given the expansiveness of its network and its domestic coverage, in addition to its prevalence in the retail market of telecommunication services, it is the main provider of wholesale consumption materials that are instrumental to the flow of a substantial share of voice and data traffic of other providers. In brief, the network the company uses represents Country’s largest telecommunication infrastructure grid.

4.27. It is not a coincidence that a term of the English language (“too interconnected to fail”) is used.

4.28. Therefore, I reiterate that the long-term operational feasibility and the economic and financial sustainability of the concessionaires are in the public’s interest, given that the risks to the continuity of Company’s services would affect a substantial part of the Brazilian population.

21/11/2017	SEI/ANATEL - 2156868 - Analysis

4.29. Upon the issuance of Judgment no. 510/2015-CD of November 6, 2017, based on the abovementioned analysis, Anatel could review the precise terms of the Plan Support Agreement (“PSA”) approved by the Company’s Board of Directors.

4.30. Accordingly, a technical analysis of the document entitled “PSA” was conducted by SCP, who, through Bulletin no. 80/2017/SEI/CPAE/SCP, recommended the following:

4.112. Therefore, it is suggested to submit to the Directors’ Council of the National Telecommunications Agency (“Anatel”) a new provisional remedy against the Oi Group, to the effect of ordering:

“1. Order OI S.A. - In Judicial Reorganization to adapt the following terms in the drafts of the PSA and of its Annex, approved by the Board of Directors of OI S.A., during the Meeting held on November 3rd, 2017:

i. eliminate as causes for termination of the PSA the case by any governmental body, including the National Telecommunications Agency - ANATEL, when they declare or initiate any intervention in the Judicial Reorganization or in any of the debtors, contained in items “b(iv)” and “e(iv)”, of Clause 8;

ii. amend the “Conditions Precedent” to provide that the capital increase shall be performed on the “Confirmation Date of the Plan”, that is to say, on the day when the Plan is approved by the Bankruptcy Court;

iii. provide for the payment of commitment bonuses (“fees”) only after the capital increase of the shareholders or of the creditors, whichever occurs first;

iv. provide that item 3.ii) of the “Conditions Precedent” will also be excepted from the payment of “Fine for Withdrawal”;

v. provide that the Security Deposit shall occur only after the capital increase on the part of the shareholders,

2. Order OI S.A. to submit to this Agency the draft of the PSA, adapted under the terms of the order contained in item “1)’’ of this Decision, within 24 (twenty-four) hours, counted from notification of this Decision;

3. Order the Executive Officers appointed in the company’s Bylaws to refrain from signing the PSA, before examination by this Agency, of the draft to be adapted.

4. Order the Executive Officers appointed in the company’s Bylaws, pursuant to Article 177 of Law No. 9,472, of July 16, 1997, General Telecommunications Law – LGT and Article 8 of the Regulation for the Application of Administrative Sanctions, approved by Resolution 589, of May 7 2012, that in the event of a breach of the order contained in item “3)”, of this Provisional Remedy, to pay a fine in the amount of R$ 50,000,000.00 (fifty million reais), without prejudice to other sanctions applicable at the end of the production of the evidence stage of a possible PADO that will be filed if non-compliance with this order is observed.”

4.31. In conclusion, SCP suggests adoption of a new Provisional Remedy ordering, among other measures, amendment of the terms of the PSA and impediment of its signature prior to the implementation of the adjustments deemed necessary, in order to protect public interest, given that the approval of said plan in its original terms would increase the risk to the continuation of the Company’s services and to systemic integrity of the branch.

4.32. From the information contained in the case files, it is possible to conclude that the Agreement for Support to the Judicial Reorganization plan (Plan Support Agreement -  PSA) potentially represents one of the main difficulties of the Judicial Reorganization procedure.

4.33. The outlined context requires still more balance and care in the performance of regulatory action.

4.34. It is important to mention that Anatel has not hesitated in taking the measures required for the mitigation of the risks to continuation of the services provided by the set of companies integrating the Oi Group, particularly STFC provided by means of concession, since the legal regime of their provision was ranked as public, as provided by Article 64, single paragraph, of Law No. 9,472, of July 16th, 1997, the General Telecommunications Law (LGT).

4.35. It is recommended, however, to reflect on the proportionality of regulatory action, which should be guided, among other aspects, by the provisions of Article 5 of said law, as copied below:

21/11/2017	SEI/ANATEL - 2156868 - Analysis

Article 5 In the discipline of economic relations in the telecommunications industry, the following constitutional principles shall be particularly observed: national sovereignty, social function of property, freedom of initiative, free competition, consumer defense, reduction of regional and social inequalities, repression against the abuse of economic power and continuation of the service provided under public regime.

4.36. In this case, concerning examination of the document referred to as the PSA, this analysis seeks to reconcile the required circumspection in order not to reach unduly over the control of the merits of a contractual document with the adoption of measures required for the satisfaction of public interest and for the development of Brazilian telecommunications, acting with independence, impartiality, legality, impersonality and publicity, as provided by Article 19 of the General Telecommunications Law – LGT.

4.37. From this point of view, starting from the elements brought to the case files by the technical area concerning the PSA being examined, the Clauses identified as harmful to the Company are particularly noteworthy. Among them, the Clauses the contents of which imply advancement of pecuniary obligations which, once performed, might affect the operation of the company and of the concession, causing adverse impacts to the consumers, to the provision of services and, in relational character, to the whole Brazilian Telecommunications System, must be emphasized.

4.38. Proceeding to the specific examination of each Clause outlined by the SCP, this examination based on the draft of the PSA and of its Annex A, as well as on the statements forwarded by Oi’s Board of Directors (CA), by means of correspondence CT/OI/GCCA/4001/2017, the points of concern described below were identified.

About the Clauses providing for automatic rescission of the Judicial Reorganization Plan Support Agreement – PSA, in the event of intervention by any governmental entity

4.39. Pursuant to the SCP, regarding this Clause, we have as follows:

4.5. Dealing with a Clause imposing automatic termination of the Judicial Reorganization Plan Support Agreement – PSA, there is the case of cancellation of the contractual instrument, if any governmental entity, including Anatel, declares or files any intervention in the Judicial reorganization or in any of the Debtors, namely:

4.6. Clause 8 of the Judicial Reorganization Plan Support Agreement - PSA, provides for events of contractual termination.

4.7. First, among the contractual events described as causes for termination by the Required Investor, is the enactment by the government of a rule or order, including intervention of Anatel in the Judicial Reorganization or in the companies of the Oi S.A Group (Debtors), as we will see:

Clause 8. Termination Events.

(b) Termination Events by the Required Investor. The Agreement shall be terminated within 5 (five) working days from the forwarding of a written notice by the Required investors on the date of this notice to the Debtors, delivered pursuant to Clause 12(I) of this instrument (which the Debtors shall send immediately to each Investor); provided that any of the following events occurs and remain:

...

(4) the enactment by  any governmental Unit of any rule or order indicating consummation of the Restructuring in such a way that it may not be reasonably remedied by the Debtors in a manner reasonably satisfactory to the Required Investors (Investors holding, at least,  60% of the total amount of credits undertaken by all Investors) on the date of this rule or order, including, among others, a decision of Anatel to intervene in the Judicial Reorganization or in any of the Debtors; (emphasis added)

4.8. Among the termination cases, there is also automatic termination, meaning that, once the event described therein occurs, regardless of the will of the Parties, the Agreement shall be automatically terminated.

4.9. One of the automatic termination items has the following wording:

Clause 8. Termination Events.

21/11/2017	SEI/ANATEL - 2156868 - Analysis

(e) Automatic Termination. This Agreement shall be terminated automatically upon whichever occurs earlier among the following:

...

(4) in the event that any Governmental Unit, including, among others, Anatel, declares or initiates any intervention in the Judicial Reorganization or in any of the Debtors, the date on which any Debtor performs any act, or does not perform any act (as applicable) that otherwise would be a breach of obligations, agreements or covenants of this Debtor set forth in Clause 4(a) or in Clause 4(c) of this Agreement;(emphasis added)

(...)

4.28. When dealing with the Clause concerning contractual termination, which equally imposes termination by the Required Investor (item “b4”), as the automatic termination of the Plan for Support of Judicial Reorganization Agreement - PSA (item “e4”), there is the possibility of cancellation of the contractual instrument, if any governmental unit, including Anatel, declares or starts any intervention in the judicial reorganization or in any of the Debtors.

4.29. By reading the relevant items contained in Clause 8 of the PSA, the Parties are foreseeing an undefined event that may end the relation that is the subject matter of the executed agreement.

4.30. Items “b4” and “e4” take away from the agreeing Parties the power to make efforts for the PSA to be fulfilled by the Parties.

4.31. This is because the events mentioned there, which are the intervention of any governmental body, may occur regardless of the will of the Parties.

4.32. By the way, such events shall not be prevented by executing the PSA, since this contractual instrument does not take away from the Public Authority, and here we are speaking specifically of the action of Anatel  and its obligation to organize the utilization of telecommunications services.

4.33. For this purpose, the Telecommunications Regulation Agency has the competence to rule, inspect the performance, marketing and use of the services, implementation and operation of telecommunications networks, as well as the use of the orbit resources and radio frequency spectrum.

4.34. Therefore, any interventions whether in the Judicial Reorganization underway, or in the companies of the Oi S.A. Group probably will occur after execution of the PSA, a fact that should not necessarily impose such a harsh consequence on the agreement celebrated to afford another solution to implement a restructuration of the companies of the group.

4.35. In this way, having in view the principle of the social function of agreements, granting to the judge the competence to decide about the social fitness of an Agreement and/or of its Clauses, for its execution not to jeopardize the performance of such agreements, it is necessary to review the draft submitted to this Agency.

4.36. If such points, regarding the case of intervention by any Governmental Unit, are not suppressed, even if both make all their efforts for the PSA to be complied with, if any Public Body intervenes in the judicial reorganization or in the companies of the Oi S.A. group, the PSA shall remain frustrated.

4.37. Such items shall be excluded from the PSA, in such a way that the negotiations held between the Parties may follow their regular path, regardless of the supposed intervention of a governmental body.

4.38. Let us add to the reasons described previously, considering the present state of the companies of the Oi S.A. group, concerning the judicial reorganization procedure, as well as the negotiations underway to achieve the agreement for the reorganization plan, it is natural and should be expected that governmental bodies intervene to warrant the success of the judicial procedures and of the understandings, a fact which, if the respective items “b4” and “e4”, of Clause 8 are upheld, would in itself, frustrate the executed agreement.

4.39. It is appropriate to mention that the exclusion of such items shall not prevent Anatel from possibly intervening, whether in the judicial reorganization or even in the companies belonging to the Oi S.A. Group, holders of the grant for the provision of telecommunications services, to warrant continuation of the services provision, as well as to ensure that the judicial reorganization achieves its purpose.

4.40. In conclusion, elimination of items “b4” and “e4”, of Clause 8, concerning termination of the PSA, in the event of any governmental unit, including the National Telecommunications Agency – ANATEL declaring or starting any intervention in the judicial reorganization or in any one of the debtors, is proposed.

21/11/2017	SEI/ANATEL - 2156868 - Analysis

4.40. The extraordinary features of a possible enactment of an intervention in a telecommunication service concessionaire cannot be denied. It is worthwhile to recall that, as provided by the General Telecommunications Law – LGT, said administrative act may be adopted, provided it is grounded on the legal prescriptions authorizing it. Furthermore, it matters to emphasize that an intervention act may have different scopes and extents.

4.41. See below the provisions in Articles 110 and 111 of LGT:

Article 110. An act of the Agency may enact intervention in the concessionaire, in the event of:

I – unjustified stoppage of services;

II – inadequacy or insufficiency of the provided services, not solved within a reasonable timeframe;

III – economic-financial imbalance deriving from bad management, jeopardizing continuation of the services;

IV – practice of serious infringements;

V – non-compliance with the universalization goals;

VI – unjustified refusal of interconnection;

VII – infringement against economic order as provided by applicable legislation.

Art. 111. The intervention act shall indicate its term of effectiveness, its purposes and limits, which shall be set forth in accordance with the reasons causing it, and shall appoint the intervenor.

§ 1 Enactment of the intervention shall not affect the regular course of the concessionaire’s business nor its normal operation and shall produce, forthwith, removal of its managers.

§ 2 Prior to the intervention there shall be an administrative procedure filed by the Agency, ensuring full defense for the concessionaire, unless the intervention is enacted as a precautionary measure, in which event the procedure will be filed on the date of intervention and completed within up to one hundred and eighty days.

§ 3 Intervention is be carried out by a collegium or by a company, the remuneration of which shall be paid with financial resources of the concessionaire.

§ 4 Appeal against any acts of the intervenor may be submitted to the Agency.

§ 5 For acts concerning sale and disposal of the assets of the concessionaire, the intervenor shall need previous authorization of the Agency.

§ 6 The intervenor shall be accountable and liable for the acts performed by him.

4.42. Now, if the “economic-financial misbalance deriving from bad management that jeopardizes continuation of the services” (article 110, item III, of the LGT) represents precisely one of the cases giving support to the intervention of Anatel (a theme being discussed in the case files of Case No.  53500.208342/2015-96), the PSA or any document with similar contractual features shall not contain a provision representing a hindrance to the effectiveness of such instrument.

4.43. While performing administrative activities, all the actions of Anatel, and enactment of an intervention is not alien to the rule, have as an assumption good faith and the search for public interest. To this effect, inclusion of a Clause imposing automatic termination of the PSA in the case of intervention by any governmental unit represents a provision that, in a reflexive manner, builds a scenario of constraint to the exercise of the prerogative of the regulating agency. In other words, to the extent that it imposes still more instability to the procedure, it restraints governmental action if a certain act of intervention is deemed necessary.

4.44. From this perspective, the evaluation of the technical area is that “(...) this contractual instrument does not remove from Public Authority, and here we are speaking specifically of the action of Anatel, the obligation of organizing exploitation of telecommunications services”.

4.45. I emphasize, because it is convenient, that on the part of this Rapporteur the understanding remains firm that a solution addressed to the market is preferable. By the way, the main purpose of the judicial reorganization underway is precisely the financial uplift of the the Oi Group companies.

4.46. However, any Clauses implying burdens to the debtors deriving from an act of intervention shall be suppressed. To the contrary, we would be admitting cases embarrassing the Public Authority from ensuring continuity of the service. Now, if in the Judicial Reorganization Act there is no impediment to intervention, any restraint to such regulatory privilege should not be admitted in the contractual relationship being examined presently.

Clauses providing for Conditions Precedent for the Capital Increase by the Creditors, generating uncertainties about their realization

21/11/2017	SEI/ANATEL - 2156868 - Analysis

4.47. The second point of concern raised by the technical area consists in the conditions set forth as precedent for the capital increase. See below the provisions of Bulletin No. 80/2017/SEI/CPAE/SCP:

4.41. The draft of “Term Sheet”, in the item “Conditions Precedent for the Obligatory Exercise of the Warrants”, presents a set of conditions precedent that creates uncertainties about the term for the capital increase to be carried out, which is essential for the feasibility of the Cash Flow expected in the Judicial Reorganization Plan of the Oi Group.

4.42. There are eleven Conditions and they imply that “The obligations of the investors to exercise their Warrants are subject to the discretion of the Board of Directors of the Company and to certain conditions precedent”. These conditions can be summarized as:

1) For the Court of Appeals of the State of Rio de Janeiro to have cancelled all material lawsuits presented against the decision issued by the first instance judgment court of Rio de Janeiro;

2) Non-occurrence of material amendments to the Agreed Plan, neither material impediment for the performance of the transactions, nor a material interruption in the activities of the Company;

3) For the National Telecommunications Agency (“Anatel”) (i) not to have declared or initiated any intervention in the Judicial Reorganization Procedure or in the Company, and (ii) pending obligations of the Company before Anatel shall be duly  (A) restructured in a manner consistent with the residual payment method in the Approved Plan, (B) refinanced pursuant to  the original provisions of Provisional Presidential Decree No. 780, as published on May 19th, 2017, or in a similar manner, or (C) subject to a Conduct Adjustment Deed or a Commitment Deed executed with Anatel;

4) The New Convertible Obligations and Debentures shall have been issued by the Company and delivered to the holder of obligations in accordance with the Agreed Plan, and no event of default thereof shall have occurred or be occurring;

5) The Company shall have obtained all relevant material approvals or waivers, as applicable, including, without limitation, from applicable regulatory entities;

6) All Commitment Bonuses (“fees”) then due and belonging to each Investor shall have been paid in accordance with the PSAs;

7) The Agreed Plan shall have been approved by the Creditors during the General Creditors’ Meeting of the debtors and acknowledged by the Bankruptcy Court concerning each debtor, and the Warrants shall have been issued to the investors pursuant to the terms and conditions set forth in the Transaction Documents;

8) Debtors and Investors shall have completed satisfactory documentation, reflecting the terms of PSA;

9) Each Transaction document to which an Investor is a Party shall be in full force and effect, and no default by the debtors or other circumstance that would entitle the investor to terminate any of its transaction documents shall have occurred or be occurring;

10) During the period of 12 months before the capital increase financing, debtors shall have a minimum “routine” EBITDA of at least R$ 5.75 billion; and

11) The Final Order of the bankruptcy procedure in Brazil shall have been acknowledged in all ancillary restructuring procedures filed by the Debtors for the acknowledgment of the effects of the Approved Plan in foreign jurisdictions.

4.43. Reading the Conditions Precedent to the Obligatory Exercise of the Warrants we may conclude, until now, that some of these conditions seem to be totally imbalanced in favor of the investors and against the Company, possible signatory, to the extent that the proponents allocate all foreseeable and unforeseeable risks to the obligations of the debtor Company and the occurrence of which would cancel the mandatory exercise of the Subscription Bonuses, in other words, capitalization of the Oi Group would not occur if any of these events, beyond the control of the Company, occurs. Some of these commitments are based on variables not controlled by the Company and are assigned as being its liability. And, still worse, as will be shown with more details in section D) below, if some of these conditions are not satisfied until a deadline, investors shall be entitled to a fine for waiver, impacting furthermore the Company’s Cash Flow.

21/11/2017	SEI/ANATEL - 2156868 - Analysis

4.44. For instance, a conclusion favorable to the Company at the Court of Appeals is required in any lawsuit that may be filed by any Claimant, after approval in the trial court and that is discussed in appeal at a higher court.

4.45. Another point of concern would be the provision that any intervention started by Anatel would be a condition for the capital increase not to occur. Moreover, the obligations towards Anatel shall be appropriately set forth in compliance with Provisional Presidential Decree MP 780/2017 or by means of a Conduct Adjustment Deed with Anatel.

4.46. Add to all this, that all commitment bonuses (“fees”) shall have been paid in advance. Indeed, the written argument submitted by the Chairman of the Board of Directors of Oi in letter CT/OI/GCCA/4001/2017, of November 9th, 2107, where he textually expresses, while justifying approval  of the PSA: “Furthermore, regarding the proposal of advancement of the fees concerning capitalization versus Advancement of capital increase, even though there is no express mention to this effect contained in the PSA, there is the commitment of the proponents (mentioned in the Judicial Reorganization Plan) to advance these amount in order to avoid cash imbalance deriving from the payment of these fees” (item 10 of CT/OI 4001/2017) does not apply and it even confirms the worries previously expressed by Anatel about the collection of said commitment bonuses (fees).

4.47. Moreover, it is not possible to warrant as a condition precedent for the capitalization of the Company, the acknowledgment by a Final (unappealable) Decision of the Plan in foreign jurisdictions (USA and UK) as acondition precedent for the capital increase being offered, introducing a circular condition, since the capital increase is a condition precedent for the Company to leave the current Judicial Reorganization, exit Judicial Reorganization cannot be mentioned as a conditional Clause for the capital increase offered by the proponents of the PSA.

4.48. Therefore, it is proposed to adjust the PSA and its Annex to eliminate the above-mentioned risks associated to the Conditions Precedent for the Capital Increase by the Investors.

4.48. I stress again, because it is timely, the terms of Judgment No. 510/2017, in which it was outlined that the PSA shall preserve the autonomy of the company to govern itself and that it will be used solely with respect to the existence or not of Clauses that are harmful to the Company, particularly those the content of which implies advancement of pecuniary obligations that, once performed, might affect the operation of the Company and of the concession, besides having impact on consumers, on the provision of services and, in relation, to  the whole Brazilian Telecommunications System.

4.49. Under such point of view, I examine the conditions set forth, and, with the purpose of excelling by textual trustworthiness of said Conditions Precedent, I refer to the corresponding excerpt of the Clauses being examined, contained in document No. SEI  2111707.

21/11/2017	SEI/ANATEL - 2156868 - Analysis

Conditions Precedent to the Mandatory Exercise of the Warrants. The obligations for the Investors to exercise their Warrants after the Mandatory Exercise of the Warrants shall be subject to the decision of the Board of Directors of the Company and to some conditions precedent (the “Conditions Precedent”), each one shall be satisfied or waived by each one of the Investors (pursuant to the waiver mechanics to be established in the Commitment Agreements), including:

I) The Court of Appeals of the State of Rio de Janeiro shall have dismissed all relevant challenges filed against the decision issued by the first instance court to acknowledge the decision of the General Creditors’ Meeting of the Debtors (“Bankruptcy Court”) confirming the Agreed Plan with respect to each Debtor or against a decision related to any aspect of the transactions contemplated in this instrument or in the Agreed Plan (the “Transactions”) which, if any of these challenges was successful, would affect the implementation of the Capital Increase and/or would affect the Transactions in a relevant manner;

2) No relevant breach of the Agreed Plan, no relevant impediment to the performance of the Transactions and no interruption of the activities of the Company as they are conducted presently shall have occurred;

3) (i) The National Telecommunications Agency (“Anatel”) shall not have declared nor initiated any intervention in the Judicial Reorganization Procedure or in the Company and  (ii) pending obligations of the Company towards Anatel shall have been duly (A) restructured in a manner compatible with the residual payment condition in the Agreed Plan, (B) refinanced in compliance with the original provisions of Provisional Presidential Decree (Medida Provisória) No. 780, as published on May 19th,  2017, or in a similar manner, or  (C) subject to a Conduct Adjustment Instrument or a Commitment Instrument executed with Anatel;

4) The New Notes and the Convertible Debentures shall have been issued by the Company and delivered to the Bondholders in compliance with the Agreed Plan, and no event of default (or circumstance which, except for the issue of a notice or in the course of time, would become an event of default) shall have occurred or continue occurring;

5) The Company shall have obtained all relevant approvals or waivers, as applicable, including, among others, those of applicable regulatory agencies;

21/11/2017	SEI/ANATEL - 2156868 - Analysis

6) All Commitment Bonuses (“fees”) then due to each Investor shall have been paid pursuant to the PSAs, Commitment Agreements, Guarantee Deposit Agreements (as defined below) and other Agreement contemplated therein, in this instrument or in the Agreed Plan (each one, a “Transaction Document”);

7) The Agreed Plan shall have been approved by the Creditors during the General Creditors’ Meeting of the Debtors and acknowledged by the Bankruptcy Court concerning each one of the Debtors, and the Warrants shall have been issued to the Investors in compliance with the terms and conditions set forth in the Transaction Documents;

8) Debtors and Investors shall have executed a satisfactory documentation reflecting the terms contained herein, including, among others, the Commitment Agreements and the PSAs, all of which shall remain in full force and effect;

9)  Each Transaction Document in which an Investor is a Party shall be in full force and effect, and no default by any of the Debtors or other circumstance that (leaving aside any requirement of issuing a notice or the course of time) would give cause to a right for the Investor to terminate any of the Transaction documents shall have occurred or be occurring within its terms; and

10) The Debtors shall have a minimum “routine” EBITDA not below R$5.75 billion for a period of 12 (twelve) months prior to the financing for the Capital Increase;

11) The recognition by Final Order2 of the Brazilian bankruptcy proceeding in any and all accessory restructuring proceedings initiated by the Debtors for the recognition of the effects of the Agreed Plan in foreign jurisdictions, including, among others, the recognition of Chapter 15 in the United States and of the recognition procedure presently underway concerning the Debtors in the United Kingdom.

4.50. Following this line of thought, I do not consider that conditions 2, 4, 5, 8 and 9 would cause, by themselves, ruinous elements to the Company, without prejudice of the notes set forth hereinafter, where applicable. About the remaining conditions, the following reflections apply.

4.51. Concerning conditions 1, 7 and 11, they condition the capital increase to the absence of material disputes at Courts of Appeals in Brazil and to the final acknowledgment of the Judicial Reorganization Plan in foreign jurisdiction. These conditions are worthy of concern, because they give rise to much uncertainty about the term for the capital increase. This uncertain scenario becomes worse  if there is a continuation of litigation in Brazil and abroad against the company due to the low adherence by so-called bondholders. Therefore, considering the required capital contribution, they add uncertainty to the continuation of the public services provided by the concessionaires integrating the Oi Group. It is necessary, therefore, to amend them in such a manner as to reduce such uncertainty to a minimum.

11/21/2017	SEI/ANATEL - 2156868 - Analysis

4.52. As to condition 3, again there is an expectation for connection of the decision for determination of intervention by Anatel with the outlines of the negotiation. In this case, the making of the capital contribution. For the reasons and grounds already adduced in the previous topic of this Review, the establishment of such conditions is deemed improper.

4.53. The considerations concerning condition 6 have relevance as to the concerns stated in the following topic, i.e. “Clauses providing for payment of Fees before the capital increase”. Particularly, there is a negative impact on the Company’s cash, as the fees are expected to be paid before the required capital increase. Thus, in light of examination of such conditions precedent, the making of the capital contribution in the company becomes even more uncertain, which is an aspect of the utmost relevance for addressing a long-term solution for the company’s economic-financial condition.

4.54. It is also unreasonable for the fees to be obligatorily due once the Plan is homologated. Considering the company’s cash position, its operating capacity has to be preserved. Therefore, payment of the fees should be conditional on the capital increase and within market parameters.

4.55. Again, concerning condition 7, I reiterate that it is necessary that the mechanism for authorization by the Company for exercise of warrants do not create uncertainties on performance of the capital increase.

4.56. From condition 10, it is inferred that the Debtors shall have a minimum “routine” EBITDA for the 12-month period previous to financing of the Capital Increase, of at least R$5.75 billion. On this aspect, it is important that the “routine” EBITDA considers a minimally reasonable margin as to the amounts projected by the Company.

4.57. From the above, the concerns manifested in this topic need to be solved through exclusion or change of the conditions precedent.

Clauses providing for payment of fees before the capital increase

4.58. In Bulletin no 80/2017/SE1/CPAE/SCP (SEI n. 2137634), the technical area makes the following statements about the matter (items 4.49 to 4.53), verbatim:

4.49. The Annex of the PSA provides in item “Fees” rules for payment of fees to the Investors who execute the PSA:

The First Fee shall be obtained on the Plan Confirmation Date. The First Fee shall be paid in full, in cash and in U.S. dollars no later than (i) the date occurring six months after the Plan Confirmation Date and (ii) the Consummation Date (such date, the “First Date of Payment of the First Commitment“). The First Fee will be converted using the PTAX Rate on the business day previous to the date when the deposit in the Escrow Agreement (as defined below) is made.

The Subsequent Fees will be obtained on the applicable anniversary of the Plan Confirmation Date. The subsequent Fees shall be payable in full, in cash and in U.S. dollars, on the applicable anniversary, converted into the PTAX Rate on the business day previous to the date when such payment is due. (emphasis added)

4.50. The Fees provided in the PSA represent 14% of the amount of the warrants that are the responsibility of each investor within up to six months as from homologation of the judicial reorganization plan and an additional 8% upon the first and second year of homologation of the judicial reorganization date.

4.51. The Fees provided in the PSA may represent, therefore, in the accumulated amount of 2 years, counted as from judicial homologation of the judicial reorganization plan, about 30% of the amount to be capitalized by the investor, and 14% of these amounts are due in the 6 months following the homologation and the effective date of the judicial reorganization plan, whichever occurs first. The other two fees are due on the first and second anniversary of homologation of Grupo Oi’s judicial reorganization plan. If the contribution of new funds to be granted is of R$3.5 billion, the fees may reach R$490 million upon homologation of the judicial reorganization and additional R$280 million in the first year of the homologation of the judicial reorganization and other 280 million in the second year of the RJ, totaling R$1.05 billion in two years. This is a significant amount, especially for a Company with weakened cash. That means, besides not receiving the expected contribution of R$3.5 billion, it will have to disburse R$1 billion from its cash. Such fact could entail insolvency and definitive failure of Grupo Oi’s judicial reorganization.

4.52. The clauses are, barring better judgment, abusive, both in condition and in the percentages. They are, therefore, detrimental to the Company’s cash. As to advance of fees in light of the capitalization/advance of capital increase, Oi states that “10. Additionally, concerning the fees advance proposal in light of the capitalization vs. advance of capital increase, although there is no express provision in the PSA to this effect, there is the tenderers’ commitment (mentioned in the judicial reorganization plan) to advance amounts in order to avoid cash disequilibrium arising from payment of such fees” (item 10 of CT/4001/2017). (emphasis added)

11/21/2017	SEI/ANATEL - 2156868 - Analysis

4.52. However, as there is no mention of the capital increase on the part of the current shareholders in the PSA or the judicial reorganization plan, it is suggested a change of this conditions so that payment of the fees only occurs after a capital increase in amounts higher than the amount of fees provided in the PSA, whether on the part of the current shareholders or the Investors.

4.59. As mentioned in the decision itself, issuance of the Preliminary injunction was mainly motivated by the fact that the Agency has not had the opportunity to study the terms of the PSA draft approved by the Board of Directors of Oi S.A. Such PSA, indeed, would face imminent execution, as per information obtained from report of Anatel’s representatives at meetings of the Board of Directors, from conversations with parties involved in the Judicial Reorganization Proceeding and information provided by specialized media.

4.60. To this effect, it should be highlighted that, in this specific case, it is never too much to highlight the quintessential reason that permeates the proceeding discussed, that the long-term operating feasibility and economic-financial sustainability of Grupo Oi’s concessionaires constitute public interest, given that simple instabilities in the Company’s services could affect a significant part of Brazilian population and compromise all the telecommunications sector operation.

4.61. When the decision was made by the Agency, there were several concerns as to possible legal and financial repercussions of the terms of this PSA (then unknown in their entirety) exactly as to operating feasibility and long-term sustainability of the company, mainly in the first years after completion of the first reorganization stage.

4.62. When analyzing clauses such as those of the PSA Annex providing for significant fees to the signatory investors even before the capital increase, the decision of this Regulatory Body proves correct and timely.

4.63. It becomes clear that clauses of this nature may bring even more complex contours to the challenging economic-financial situation, mainly by reason of the effects on the Company’s availability of cash.

4.64. As per review conducted by the technical area, the dimension, temporality and conditions of payment of the fees provided in the PSA are not aligned to the difficult financial circumstances. Once implemented, they may increase costs.

4.65. Thus, it is obvious that the financial situation the company is at, in a complex process of judicial reorganization, is incompatible with the proposed embezzlement of its cash, as per the excerpt above of the technical report, and may exceed one billion reais in two years.

4.66. It must be recognized, therefore, that such terms of the PSA draft are incompatible with the company’s interests and potentially ruinous, perhaps even lethal, for the judicial reorganization proceeding of Oi Group’s companies.

4.67. In addition, these clauses (as well as others from the draft, indicated in this Review) encumber the cash of Oi Group companies without any consideration, or even actual concern with success of the reorganization proceeding.

Clauses providing for a Break-up Fee if the credits before the Agency are not addressed through Provisional Measure n. 780 or execution of Term for Adjustment of Conducts (TAC)

4.68. In these clauses, as it will be discussed in the following paragraphs, three discrepancies were found. First, the fines are provided in the PSA draft in very expressive percentages, which are clearly incompatible with the ones practiced by national and international financial markets. Second, all risks of non-closing of the capital raising operation are solely tied  to the Oi Group, which should bear heavy indemnification if the same fails.

4.69. Third, as if the many Conditions Precedent already discussed were not enough, the provisions of the PSA draft put between these Conditions Precedent for the Capital Increase restructuring of the pending obligations with Anatel upon debt refinancing as provided in Provisional Measure 780, of May 19th, 2017, “or in a similar manner”, or, additionally, through execution of the Term for Adjustment of Conduct (TAC).

11/21/2017	SEI/ANATEL - 2156868 - Analysis

4.70. In Bulletin no. 80/2017/SEl/CPAE/SCP (SEI n. 2137634), items 4.54 to 4.58, the technical team of the Agency states, verbatim:

4.54. As per the item ‘Break-up Fee’ of the PSA Annex, if after two years after homologation of OI’s judicial reorganization plan, i.e., after the so-called Long Stop Date, which is 730 days (two years) after the date of Judicial Homologation, the conditions provided in the PSA have not been satisfied or waived by the investors (except items 1; 3(i) and 11), a payment of 12.7% shall be due, calculated on the amount of the warrants corresponding to each investor. Additional 9.7% of the amount of the warrants corresponding to each investor will also be due if the final date of closing is extended by the investors or if the capital increase has not been completed three years after homologation of the judicial reorganization plan:

If, after Confirmation of the Plan, the Previous Conditions, besides Previous Conditions (1), (3) (i) or (11) established above, are not satisfied or subject to waiver by any Investor upon Expiry of Closing Date (such occurrence, a “Failure to Close”), it shall be immediately due and payable against a receipt by the Company of a written notice sent by such Investor, and the Company shall immediately pay to such Investor (provided that such Investor has not agreed to extend its undertaking upon Expiry of the Closing Date) a Suspension fee (“Suspension Commission”) consisting in money (in U.S. dollars, converted into the PTAX Rate on the business day previous to the date when payment is due) in an amount equal to (A) 12.7% of the Capital Increase Amount multiplied by (B) such Warrant Percentage Allocated by the Investor; provided that, when calculating the percentage of the investor’s warrants for the purposes of this paragraph, the number of warrants allocated to such investor is reduced by the number of warrants allocated that have been exercised.

If (i) the Company and any Investor agree to extend the commitment beyond the Long Stop Date, (ii) the additional Fees in relation to such extended fee and (iii) the Capital Increase has not been concluded within 1,095 days as from the Plan Confirmation Date (except as a result of failure of the Company in satisfying the Condition Precedent (1), (3) (i) or (11) established above), the Suspension Fee paid by the Company in relation to such extended commitments shall be equal to (A) 9.7% of the Capital Increase Amount multiplied by (B) the Investor’s Percentage of Guarantee Allocated, provided that, in the calculation of such investors, the Percentage of Guarantee Allocated for the purposes of this paragraph, the number of such Allocated Warrants shall be reduced by the number of Allocated Warrants that have been exercised.

As an illustrative example, if the amount of cash increase is of R$ 3,500,000,000, the amount of the Debt converted into Equity is of R$ 3,600,000,000 billion and the aggregated Suspension is 12.7%, the sum of these amounts less any number of Warrants already exercised or R$ 901,700,000 or, if after 1,095 days after the Plan Confirmation Date, 9.7% of this amount or R$ 688.700.000.[1]

[1] Term sheet, annexed to the PSA. There is a wording error in the PSA here: it reads R$ 3,600,000,000 billion, but it should be R$ 3,600,000,000.

4.55. Considering that failure to close the amount to be raised, as well as the corresponding issuance of new papers may be connected with various unpredictable events, including events connected with the investors themselves who should contribute funds subscribing the warrants; the imposition of this type of clause does not seem to be supported on a bilateral debtor-creditor relation, even under a Judicial Reorganization proceeding. In other words, all risks of failure to close the capital raising operation are allocated to the debtor, i.e.  Oi Group, to the effect that “if for any reason” the raising of capital fails to occur, the future investor who contributes capital is entitled to a commission of 12.7% which could be increased to (12.7 + 9.7) 22,4% of the amount involved. Using the same example provided in the item of the PSA Annex under review, if the cash amount is of R$ 3.5 billion, the amount of the Equalized Debt would be R$ 3.6 billion and the total Break-up Fee would be 12.7% of the sum of these amounts less any quantity of Warrant already exercised or R$ 901.7 million or, if after 1,095 days after the Plan Confirmation Date, 9.7% of this sum or R$ 688.7 million. Fines in expressive percentages that appear to be incompatible with any parameter in local or international financial market.

11/21/2017	SEI/ANATEL - 2156868 - Analysis

4.56. Besides the high percentage of the fines and the terms connected therewith, there is also a Condition Precedent that was not excepted for payment of the fines connected with the credits owed to Anatel. As previously mentioned in the analysis of the Conditions for exercise of Warrants, among the conditions precedent, there is condition 3 (ii) which provides that it is a condition to be satisfied or waived by the investors for the capital increase:

3) (ii) the Company’s pending obligations before Anatel should have been properly (A) restructured in a manner consistent with the mode of residual payment in the Agreed Plan, (B) refinanced as per the original provisions of Provisional Measure n. 780, as published in Provisional Measure n. 780 of May 19th, 2017, or in a similar manner, or (C) subject to a Term for Adjustment of Conduct or Engagement Letter executed with Anatel. (emphasis added)

4.57. Such events are totally out of the company’s orbit of decision and are new to it; however, it is entitled to apply for and propose actions on the matter to Anatel. Restructuring of the pending obligations of Oi Group through TAC has already been discarded by Anatel’s Director’s Council. Besides, the contents in the judicial reorganization plan about restructuring of debts with Anatel through Provisional Measures provides for that such measure suffer new legislative amendment to contemplate the use of court deposits for abatement of debts and change of the adjustment index (de SELIC para IPCA). Such conditions cannot configure a feasible aspect of commitment, because it depends on legal instruments and proceedings and, from time to time, even others that do not form part yet of the legislation and/or the sector’s regulation. Thus, such condition could not form part of a commitment to be entered into by Oi before its creditors, although it is notorious that Oi’s liabilities with Anatel are subject to the best equating possible, given its magnitude and importance in the pool of liabilities of Oi.

4.58. And, additionally, the failure to perform it would entail payment of Break-up Fee, equivalent to 12.7% of the amount of warrants assignable to each investor. Using again the example of the PSA text, if cash increase is of R$ 3.5 billion, the amount of the Debt converted into Equity is of R$ 3.6 billion, the Break-Up Fee amount would be R$ 901.7 million, and, upon failure of the capital raising after 3 years after the judicial reorganization plan homologation date, another R$ 688.7 million would be expected as a Break-Up Fee, a total of R$ 1,590.4 million or 45.4% of the initial contribution of capital expected.

4.71. There is not much to add to the clear evaluation made by the technical area. The terms of the PSA draft referred to above, besides being completely groundless, may directly and irreversibly compromise the Company’s cash and put in risk the performance of its operating activities in the long-term.

4.72. Besides, this Director’s Council decided, at its 8363rd  Meeting, specially held on October 23rd, 2017, NOT TO ENTER INTO the TAC relative to the subjects “Rights and Guarantees of Users, Inspection and System Interruptions”. Likewise, it has also decided to officially REVOKE, in a consequential and translative fashion, the decision approving the TAC referring to the subjects “Quality, Universalization and Expansion of the Access”, which, although it had the draft of its terms approved, had not been formalized.

4.73. It should be highlighted that such Meeting of the Director’s Council was before the Communication to the Market of Oi Group on November 4th, 2017, which informed approval of the PSA draft. I.e., it is something that shouldn’t have even been commented in the PSA draft, or included as a Condition Precedent for the Capital Increase - which, if unsuccessful, would entail abusive contractual fines.

4.74. This Regulatory Body made it clear in its decision that there is no guarantee of sufficient stabalizing goods in the negotiations with the Company for performance of the commitments to be executed in the ambit of the TAC and, therefore, there are no minimum assurance conditions for execution of such Commitments.

4.75. It is highlighted that such obligations should be necessarily executed in a minimum term of four years, as provided in the applicable regulation, which is incompatible with the complex financial situation of Oi Group. It should be reminded that its product is a document with the nature of an executive out-of-court instrument. Failure to perform it entails execution of the instrument as a form of penalty and sanction to the provider.

11/21/2017	SEI/ANATEL - 2156868 - Analysis

4.76. Additionally, the TAC does not provide a mechanism to allow for financial recovery of a certain company. It does not provide any type of benefit. It is, actually, an alternative instrument to the traditional mechanisms used by the regulatory body. It is a complex legal act, characteristic of the consensual Public Administration where the Government and the administered party agreed on conditions to replace, in a certain administrative relation, a primarily-mandatory conduct with a secondarily-negotiable one, always having the presence of the public interest as a reference (Diogo de Figueiredo Moreira Neto, 2003)1.

4.77. Besides, in order to be possible to use court deposits for abatement of the debts and an adjustment index other than the one provided in PM n. 780 (in this case, use IPCA, instead of SELIC rate), the issuance of a new Provisional Measure or amendment in the legislation is indispensable. Because they are independent and alien to the will of the possible PSA signatories, they cannot appear as Condition Precedent or even result in payment of heavy Break-up Fees if they are not met.

1 Obviously, the presence of public interest in the adjustment does not mean absence of private interest. Clauses providing for that “Security Deposit”, for payment of Fees occurs on the first business day subsequent to the date of approval of the Judicial Reorganization Plan.

4.78. The PSA draft provides for, in its annex, that Oi Group shall deposit in escrow the amount corresponding to the First Fee in U.S. dollars, in full. The provision concerned has the following reading.

Escrow Deposit

On the first business day previous to the date when the Plan is approved by the creditors at the General Meeting of Creditors (“Date of Approval”), the Company shall deposit with an institution, in a jurisdiction acceptable to the Investors, required as per the Agreed Plan, to the benefit of the Investors as per a deposit contract (“Escrow Agreement”) in a form and substance acceptable to the Investor, a cash amount (in U.S. dollars) equal to the First Fee.

4.79. It is, again, an abusive and groundless clause, which encumbers the Company’s cash without any consideration from the current shareholders.

The impossibility of execution of the PSA, under the terms of the draft submitted to analysis of this Director’s Council, and the measures to be taken.

4.80. In light of all exposed, the contract of support to the Judicial Reorganization, under the terms submitted to the analysis of this Agency, should not stand, nor should any other drafts that may be elaborated with clauses identical or analogous to the ones addressed herein.

4.81. As already addressed, the contents of these clauses are not consistent with the Company’s interests, but are limited to defending immediate interests of the current shareholders. The repercussion from such terms, if the PSA was entered into, are difficult to forecast and evaluate in its exact dimensions; however, it is certain that there is a high potential for ruin of the reorganization proceeding of Oi Group companies in the clauses indicated herein.

4.82. To this effect, adopting Bulletin no 80/2017/SEI/CPAE/SCP as an integral part of this vote in relation to demonstration of the requirements for adoption of a new preliminary injunction (fumus bonis iuris and periculum in mora), it is proposed to determine, in a precautionary manner, to Oi S.A., that it does not enter into the contract submitted for the Agency’s appraisal, nor any other contract containing clauses with identical or analogous conditions.

4.83. Additionally, it is important to highlight that failure to meet the orders above shall entail imposition of applicable penalties to Oi S.A. and, if applicable, also to members of the Board of Directors and Officers who sign any contract of support to the Judicial Reorganization Plan or similar document, under legal and regulatory terms.

4.84. It is also proposed that it continue to notify the Agency in advance about meetings of the Board of Directors and the Executive Board, so that the Regulatory Body, through the Competition Superintendence, has the opportunity to appoint a representative.

4.85. Such representative should be granted access to all documents relevant to such meetings, as well as accounting, legal, economic-financial and operation information, so the representative can immediately inform Anatel’s Director’s Council of any relevant acts or facts regarding the maintenance of the concession and performance of the fiduciary duties on the part of the company’s managers.

4.86. Additionally, it is proposed to recognize as accomplished the orders given to Oi S.A. and extinguish the effects of the Preliminary injunction embodied in Decisions n. 510/2017, of November 6th, 2017 and n. 529/2017, of November 8th, 2017; both from this Director’s Council.

4.87. Besides, I deem it appropriate to inform Anatel’s decision to the Honorable Judge of the 7th Business Court of the Judiciary District of the Capital of the State of Rio de Janeiro, through petition in the records of Case n. 0203711 - 65.2016.8.19.0001, to the Honorable Minister of Science, Technology, Innovation and Communications to the Honorable Advocate General, who is the coordinator of the presidential work group designated to follow up and propose  solutions for Oi S.A.’s judicial reorganization.

11/21/2017	SEI/ANATEL - 2156868 - Analysis

4.88. Finally, it is proposed determining personal service of this decision to Oi S.A., without prejudice to publishing of the excerpt of the Act in the Official Gazette.

5. CONCLUSION

5.89. In light of the above, for the reasons and justifications provided in this Review, I propose determining as a precautionary measure to Oi S.A.:

5.89.1. that it does not enter into the contract of support to the Judicial Reorganization Plan under the terms of the draft submitted to analysis by this Agency;

5.89.2. that it abstains from entering into any contract of support to the Judicial Reorganization Plan or similar document containing clauses identical or analogous to the ones expressly mentioned herein, in light of their ruinous potential for the company’s interests and the general public;

5.89.3. that it maintains sending of notice to the Competition Superintendence concerning the meetings of the Board of Directors and the Executive Board, on the date they are called;

5.89.4. if the Competition Superintendence deems timely and convenient, sending a representative to follow up the meetings addressed in item 5.1.3, that access to all relevant documents should be granted thereto, such as accounting, legal, economic-financial and operating information, so he can immediately inform Anatel’s Director’s Council on any relevant acts or facts for maintenance of the concession and performance of the fiduciary duties on the part of the company’s managers; and

5.89.5. that failure to meet the orders above will entail imposition of the penalties applicable to OI S.A. and, as appropriate, also to the members of the Board of Directors and Officers who execute any contract of support to the Judicial Reorganization Plan or similar document, under the terms of Law n. 9.472, of July 16th, 1997, the General Telecommunications Law and the Regulations for Application of Administrative Sanctions, approved through Resolution n. 589, of May 7th, 2012.

5.90. I also propose:

5.90.6. Deeming met the orders given to Oi S.A. through Decisions n. 510/2017, of November 6th, 2017, and n. 529/2017, of November 8th, 2017 of this Director’s Council, and extinguishing their effects;

11/21/2017	SEI/ANATEL - 2156868 - Analysis

5.90.7. Informing:

a) to the Honorable Judge of the 7th Business Court of the Judiciary District of the Capital of the State of Rio de Janeiro, through petition in the records of Case n. 0203711-65.2016.8.19.0001;

b) to the Honorable Advocate-General, who is the coordinator of the presidential work group designated to follow up and propose solutions for Oi S.A.’s judicial reorganization and;

c) to the Honorable Ministry of Science, Technology, Innovation and Communications.

5.90.8. determining personal service of this decision to Oi S.A., without prejudice to publishing of the excerpt of the Act in the Official Gazette.

5.91. This is my opinion.

Document electronically signed by Leonardo Euler de Morais, Director, on 11/27/2017, at 3:07 p.m., Brasília time, supported by article 23, subparagraph II, of Ordinance n. 12/2017 of Anatel.
The authenticity of this document can be checked on http://www.anatel.gov.br/autenticidade, informing check code 2156868 and code CRC D0E59B6C.

Reference: Case n. 53500.079393/2017-66	SEI n. 2156868